SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File No. 333-115296-02

SEQUOIA MORTGAGE FUNDING CORPORATION (as Depositor of Sequoia HELOC Trust 2004-1, the Issuer of HELOC Asset-Backed Notes, Series 2004-1, under an Indenture, dated as of June 1, 2004)

Sequoia Mortgage Funding Corporation

(Exact name as specified in its charter)

One Belvedere Place
Suite 320
Mill Valley, CA 94941
(415) 389-7373
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)

HELOC Asset-Backed Notes, Series 2004-1
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑

     Approximate number of holders of record as of the certification or notice date:

Nine (9)

          Pursuant to the requirements of the Securities Exchange Act of 1934, Sequoia Mortgage Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 6, 2005	SEQUOIA MORTGAGE FUNDING CORPORATION
	By:	/s/ Harold F. Zagunis
		Name:	Harold F. Zagunis
		Title:	Chief Financial Officer and Secretary